UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

MISONIX, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

604871103

(CUSIP Number)

Mr. Stavros G. Vizirgianakis 1/16-18 Tennyson St., Williamstown North 3016 Victoria Australia Telephone: 0027823791881

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 7, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 604871103

1	NAMES OF REPORTING PERSONS Stavros G. Vizirgianakis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Greece and South Africa
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 380,100 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 380,100 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 380,100 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.39%
14	TYPE OF REPORTING PERSON (see Instructions) IN

Introduction

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Statement on Schedule 13D filed on October 12, 2012 ( the “Schedule 13D”), with respect to the shares of common stock, par value $0.01 per share (the “Shares”), of MISONIX, INC., a New York corporation (the “Company”). This Amendment No. 1 is being filed to report the entering into of a Letter Agreement, dated May 7, 2013, between Stavros G. Vizirgianakis and the Company. This Amendment No. 1 amends and supplements Items 4, 6 and 7 of the Schedule 13D. Except as herein amended or supplemented all other information in the Schedule 13D is as set forth therein. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D.

Item 4. Purpose of Transaction

Mr. Vizirgianakis acquired beneficial ownership of the shares of Common Stock reported herein as part of his investment activities. Mr. Vizirgianakis acquired the shares of Common Stock reported herein because he believes that the trading prices of the Common Stock do not adequately reflect the potential value of the Company’s underlying business and assets.

Mr. Vizirgianakis intends to review and evaluate his investment in the Common Stock on an ongoing basis. He currently believes that the trading prices of the Common Stock continue to be below the potential value of the Company’s underlying business and assets and is accordingly likely to purchase additional shares of Common Stock. He may, however, depending upon his ongoing evaluation of the business and prospects of the Company, or such other considerations as he may deem relevant, determine to decrease or dispose of his holdings of Common Stock. As a part of such review and evaluation, Mr. Vizirgianakis may hold additional discussions with the Company’s management and directors, other shareholders and other interested parties. In his role as a director of the Company, Mr. Vizirgianakis looks forward to working with the Company’s existing management and board of directors to maximize stockholder value.

Except as otherwise described above in this Item 4, Mr. Vizirgianakis does not have present plans or proposals that relate to or would result in any of the following (although Mr. Vizirgianakis reserves the right to develop such plans or proposals or any other plans relating to the Company and, subject to the Standstill Provisions described below, to take action with respect thereto): (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s certificate of incorporation, bylaws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Under the terms of a Letter Agreement, dated May 7, 2013, between Mr. Vizirgianakis and the Company (the “Letter Agreement”), the Company agreed to have its board of directors (the “Board”) vote to expand the Board by one position and nominate Mr. Vizirgianakis for the newly-created position on the Board. Subject to applicable rules regarding independence, Mr. Vizirgianakis will serve on each committee of the Board.

The Letter Agreement also contains a standstill provision whereby, unless the Company consents, for a period of 18 months after the date of the Letter Agreement, Mr. Vizirgianakis will not directly or indirectly (a) acquire, offer or propose to acquire, solicit an offer to sell or agree to acquire, any beneficial ownership or record ownership of any shares of the Company’s Common Stock in excess of 19.99% of the number of shares of Common Stock then issued and outstanding (the “Standstill Limit”); (b) participate in the formation of any person or group for the purpose of acquiring Common Stock in excess of the Standstill Limit; (c) solicit, or participate in any solicitation of proxies or become a participant in any election contest with respect to the Company (other than in Mr. Vizirgianakis’ capacity as a member of the Board); or (d) instigate, encourage or knowingly assist any other person to take any action that would violate the foregoing (a) through (c) (the foregoing (a) through (d) collectively, the “Standstill Provision”).

However, the Standstill Provision shall not be in effect (x) after the Company publicly announces that it is seeking purchasers for the Company or that the Company is otherwise exploring strategic options that, if effected or concluded, are reasonably likely to result in the events described in (y); (y) after the Company publicly announces a transaction, or an intention to effect a transaction, which would result in either (1) the sale, transfer, disposition or exclusive license by the Company to a third party of assets representing more than 40% of the consolidated earning power or assets (whether by book value or fair market value) of the Company, or (2) the persons who, immediately prior to such transaction, had beneficial ownership of 50% or more of the total voting power of the Company do not continue to beneficially own at least 50% of the total voting power of the acquiring entity, or in the case of a merger transaction, the surviving corporation; or (z) after any third party commences a tender or exchange offer, which, if successful, would result in such third party beneficially owning not less than 50% of the then outstanding Common Stock.

Additionally, the Standstill Provision does not prohibit (i) Mr. Vizirgianakis or his affiliates from acquiring the securities of another company that beneficially owns less than 5% of any securities of the Company; (ii) employees of Mr. Vizirgianakis or his affiliates from purchasing the Company’s securities for their own account; (iii) Mr. Vizirgianakis from initiating discussions with or submitting proposals to the Company (including proposing waivers of the Standstill Provision), or otherwise from taking any actions, solely related to licensing, collaboration, research, development, marketing or comparable agreements, or the parties from entering into any relationship or transaction in the ordinary course of business; (iv) Mr. Vizirgianakis from taking any action that is approved in advance by the Board; or (v) Mr. Vizirgianakis from initiating discussion or making proposals to the Company, in a confidential manner, regarding any transaction, including a reorganization, business combination, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company, that would not be reasonably expected to require the Company to make a public announcement regarding any of the types of matters set forth in the Standstill Provision.

A copy of the Letter Agreement is attached as Exhibit 1 and is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

1.	Letter Agreement, dated May 7, 2013, between Mr. Vizirgianakis and the Company.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STAVROS G. VIZIRGIANAKIS

By:	/s/ Stavros G. Vizirgianakis
Name:	Stavros G. Vizirgianakis

Dated: May 10, 2013